

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 9, 2010

VIA Overnight Mail

Marc Schechtman
Director of Planning
Reshoot Production Company
315 East New Market Road
Immokalee, FL 34142

> **Re:** **Reshoot Production Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 3, 2010**

Dear Mr. Schechtman:

We have been unsuccessful in several attempts to contact you by telephone concerning the above information statement. This is to advise you that a preliminary review of the information statement indicates that it may not be in compliance with the requirements of the form. For this reason, we advise you to refrain from printing and mailing the information statement until you discuss this filing with us. Please call me at (202) 551-3859. In my absence you may call Chanda DeLong at (202) 551-3490.

Sincerely,

John Dana Brown
Attorney-Adviser